                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         Bentley Pharmaceuticals, Inc.
           --------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.02 per Share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   082657107
                       --------------------------------
                                 (CUSIP Number)


                               December 31, 1999
       -----------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]   Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages
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
CUSIP No. 082657107                         13G
---------------------

  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Self Realization Fellowship Church
               95-1942336
---------------------------------------------------------------------------

  2.                                                    (a)       [ ]
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*


                                                        (b)       [ ]
---------------------------------------------------------------------------
  3.    SEC USE ONLY
---------------------------------------------------------------------------
  4.    CITIZENSHIP OR PLACE OF ORGANIZATION

             A California corporation
---------------------------------------------------------------------------
                   5.  SOLE VOTING POWER
  NUMBER OF              Not Applicable
    SHARES     -------------------------------------------------------------
 BENEFICIALLY      6.  SHARED VOTING POWER
   OWNED BY              Not Applicable
     EACH      -------------------------------------------------------------
  REPORTING        7.  SOLE DISPOSITIVE POWER
    PERSON               Not Applicable
     WITH      -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER
                         Not Applicable
---------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        Not Applicable
---------------------------------------------------------------------------
  10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES         [ ]
      CERTAIN SHARES (See Instructions)
---------------------------------------------------------------------------
  11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               Not Applicable
---------------------------------------------------------------------------
  12. TYPE OF REPORTING PERSON*    CO
---------------------------------------------------------------------------

                               Page 2 of 4 Pages

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SCHEDULE 13G
------------


Item 1(a)  Name of Issuer:
                Bentley Pharmaceuticals, Inc.

     1(b) Address of Issuer's Principal Executive Offices:
                2 Urban Center, Suite 400
                4890 West Kennedy Boulevard
                Tampa, FL  33609

Item 2(a)  Name of Person Filing:
                Self Realization Fellowship Church

     2(b) Address of Principal Business Office or, if none, Residence:
                3880 San Rafael Avenue
                Los Angeles, CA  90065

     2(c) Citizenship:
                A California corporation

     2(d) Title of Class of Securities:
                Common Stock

     2(e) CUSIP Number:
                082657107

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-1(c), check whether the person filing is any of the types of entities listed in Item 3(a)-(j) of Schedule 13G: The reporting person is not an entity of a type listed in Item 3(a)-(j) of Schedule 13G.

Item 4     Ownership:

     4(a)  Amount beneficially owned:
                Not Applicable

     4(b)  Percent of Class:
                Not Applicable

     4(c)  Number of shares as to which such person has:

           (i)  Sole power to vote or to direct the vote:
                  Not Applicable

           (ii) Shared power to vote or to direct the vote:
                  Not Applicable

                               Page 3 of 4 Pages
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        (iii) Sole power to dispose or to direct the disposition of:
               Not Applicable

        (iv) Shared power to dispose or to direct the disposition of:
               Not Applicable

Item 5  Ownership of Five Percent or Less of a Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
           Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
           Not Applicable.

Item 8  Identification and Classification of Members of the Group:
           Not Applicable.

Item 9  Notice of Dissolution of Group:
           Not Applicable.

Item 10 Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    SELF REALIZATION FELLOWSHIP CHURCH


                                    By: /s/ Uma Mata
                                        ----------------------------------
                                        Name:  Uma Mata
                                        Title: Secretary/Treasurer


February 5, 2000

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